

LP Agrees to Acquire Ainsworth:

Advancing Our Global Leadership in Strand-Based Products and Technologies

September 4, 2013



Forward-Looking Statements

This presentation contains statements concerning future events and Louisiana-Pacific Corporation's (LP) and Ainsworth Lumber Co. Ltd.'s (Ainsworth) future results and performance that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The following statements are or may constitute forward-looking statements: (1) statements preceded by, followed by or that include words like "may," "will," "could," "should," "believe," "expect," "anticipate," "intend," "plan," "estimate," "potential," "continue" or "future" or the negative or other variations thereof and (2) other statements regarding matters that are not historical facts. The matters addressed in these statements are subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the potential inability to obtain court, shareholder or governmental approvals required in connection with the acquisition of Ainsworth, or to satisfy other conditions to the acquisition on the expected terms and schedule, the risk that the existing and acquired businesses will not be integrated successfully, the risk that cost savings and synergies expected to result from the acquisition may not be fully realized or may take longer to realize than expected, disruption from the acquisition making it more difficult to maintain relationships with customers, employees or suppliers, the effect of general economic conditions, including the level of interest rates and housing starts, market demand for the company's products, and prices for structural products; the availability, cost and other terms of capital; the efficiency and consequences of operations improvement initiatives and cash conservation measures; changes in exchange rates between the U.S. dollar and other currencies, the effect of forestry, land use, environmental and other governmental regulations; the ability to obtain regulatory approvals; and the risk of losses from fires, floods and other natural disasters. These and other factors that could cause or contribute to actual results differing materially from those contemplated by such forward-looking statements are discussed in greater detail in LP's Securities and Exchange Commission filings and Ainsworth's SEDAR filings.



Transaction Overview

- LP to acquire Ainsworth for USD$1.1 billion in cash and shares

- Ainsworth owns four operating OSB facilities in Canada:
  - Operating capacity of 2.5 billion sq. ft. (3/8" basis)
  - Total potential capacity of 3.1 billion sq. ft. (3/8" basis)

- Offer has been unanimously approved by the Boards of LP and Ainsworth, and Ainsworth's Board recommends that shareholders vote in favor of the transaction

- Voting agreement has been entered into with private equity funds managed by Brookfield Asset Management Inc. ("Brookfield Funds"), which own approximately 54% of the fully diluted Ainsworth shares
  - Brookfield Funds have agreed to elect to receive cash and LP shares
  - Following the close of the transaction the Brookfield Funds will own approximately 9% of the LP shares

- Acquisition multiple: 5.7 x LTM EBITDA

Key Terms of the Transaction

- For each Ainsworth share, Ainsworth shareholders may elect to receive either:
  - C$1.94 in cash and 0.114 LP shares, or
  - 0.235 LP shares, subject to proration, up to a maximum of 27.5 million LP shares, or
  - C$3.76 in cash, subject to proration, up to a maximum of C$467 million in cash

- Transaction structured as a court-approved Plan of Arrangement

- Subject to customary approvals including:
  - 66 2/3% of the votes cast at a shareholder meeting to be scheduled by Ainsworth
  - Customary U.S. and Canadian regulatory approvals

- Circular to be mailed to Ainsworth shareholders in September 2013, with shareholder vote expected in October 2013; closing expected by end of the year

- C$32.5 million break fee payable to LP in certain circumstances



Attractive Offer to Ainsworth Shareholders

- Attractive and immediate premium to shareholders
  - 30% over the last closing price and 24% over the 20-day volume-weighted average price on the TSX as of September 3, 2013

- LP shares provide ability to invest in the sector with continued leverage to the U.S. housing recovery
- Cash consideration provides immediate liquidity
- Diversification benefits through LP's attractive portfolio of assets



Advancing LP's Global Leadership in Strand-Based Products & Technologies

- Excellent strategic fit which enhances LP's Canadian platform and longstanding commitment to Canada

- Enhances array of strand-based products and technologies
  - Entry to new markets and sectors
  - Access to value-added products
  - Greater profitability through the cycle
  - Provides option for additional siding capacity

- Expanded access to Asian markets – particularly Japan

- Further positions LP to benefit from recovering U.S. housing market

- Large average mill size and potential for additional low-cost capacity to drive industry-leading margins

- Preserves LP's balance sheet; provides increased stability

- Value-enhancing transaction that is accretive to earnings and cash flow in first pro forma year

Excellent strategic fit allows LP to better serve customer needs

Excellent Strategic Fit to Better Serve Customer Needs

Ainsworth is a leading manufacturer and marketer of OSB, with a focus on value-added specialty products for markets in North America and Asia


LP Mill
LP Corp. office
Ainsworth OSB Mill
Ainsworth Corp. office
Interex Forest Products
High Level
Peace Valley
Dawson Creek
Grande Prairie
100 Mile House
Golden
Swan Valley
Vancouver
Barwick
St. Prime
Chambord
Larouche
Maniwaki
East River
Montreal

More predictable supply, closer to customers, broader array of products and technology, enhanced export capacity

Building on LP's Longstanding Commitment to Canada

LP has maintained a continuous and growing presence in Canada since 1978



LP Mill
LP Corp. office
Peace Valley
Dawson Creek
Golden
Swan Valley
St. Prime
Chambord
Larouche
Maniwaki
Montreal
East River

- 1,200 Canadian employees; one-third of North American workforce
- Seven Canadian plants in BC, Manitoba, Quebec and Nova Scotia
- St. Prime, QC and La Rouche, QC 50/50 joint ventures with Resolute
- Canadian corporate office in Montreal

Enhances Array of Value-Added Products & Technologies

- Ainsworth enhances LP's value-added product capabilities such as:
  - Combating moisture-induced swelling in floor underlay
  - Oriented strand lumber (OSL)

- More than half of Ainsworth's production in 2012 was for value-added and strand-based engineered wood products:

  - Specialty flooring
  - Stair tread
  - Web stock

  - Rim Board
  - RV manufacturing
  - OSL

  - Structural Insulated Panels

  - Products designed specifically for the Japanese market

- Transaction combines two of industry's most innovative players, with opportunities to build on productive relationships with Alberta Innovates-Technology Futures, FP Innovations, University of British Columbia and others

Higher proportion of value-added products to enhance profitability throughout the cycle






Expanded Access to Growing Markets in Asia

- **LP will benefit from access to Ainsworth's customer and marketing relationships in the growing Asian market, particularly Japan**

  - Ainsworth is the principal OSB provider to Japanese builders

  - Two of Ainsworth's western Canadian plants are designed for efficient production to Asian specifications and are readily accessible to Asian markets through port of Vancouver, BC

  - LP is committed to Interex Forest Products, a Vancouver-based, member-owned international exporter of wood products

Source: Public company filings

Ainsworth's Distribution of Shipments
Based on the 12 months ended June 30, 2013



- The Grande Prairie and 100 Mile House OSB mills are Japan Agricultural Standard (JAS) certified

- OSB shipments to Japan average between 150 million and 200 million sq. ft. (3/8" basis) each year

Further Positions LP to Benefit from Recovery in U.S. Housing Market

- **A leading participant in the housing upturn**
  - Enhances leverage to U.S. housing recovery
  - Significant capacity to meet future demand in all segments
  - Enhanced logistics and distribution
  - Strong sales and marketing coupled with enhanced operational productivity

- **Upside opportunity**
  - Large, stable & growing specialty offering
  - Important supplier to "repair and remodel" market
  - Geographic diversification

- **Strategy**
  - Maintain a strong balance sheet
  - Run operations to meet our customer needs
  - Remain supplier of choice in our markets



US Housing Starts

Source: FEA

Large Average OSB Mill Size and Potential For Additional Low-cost Capacity to Drive Industry-Leading Margins



Grande Prairie, AB
730,000 (msf-3/8")



High Level, AB
860,000 (msf-3/8")

Source: Public company filings

Louisiana-Pacific	
Mill	**Capacity (mmsf)**
Carthage, TX	500
Chambord, QC	470
Dawson Creek, BC	380
Hanceville, AL	410
Jasper, TX	475
Maniwaki, QC	650
Peace Valley, BC	820
Roxboro, NC	500
Sagola, MI	410
Swan Valley, MB	410
Thomasville, AL	750
Average Mill Size	**525**

Ainsworth	
Mill	**Capacity (mmsf)**
100 Mile House, BC	440
Barwick, ON	510
Grande Prairie, AB	730
High Level, AB	860
Average Mill Size	**635**

Ability to Increase Capacity

- Expansion of Ainsworth's Grande Prairie mill (Grande Prairie II) provides the option of incremental OSL or OSB capacity in the west
  - Approximately 1 year to complete after decision is made to proceed

- Provides options for additional siding capacity – Aspen woodbaskets



North American OSB Capacity

Source: Public company filings



Larger Mills, Higher Value-Added Product Mix Reduces Cost Structure, Drives Higher Margins



North American OSB Mill EBITDA[1] Margin (%)

Source: Public company filings
[1]Ainsworth EBITDA = Adjusted EBITDA before all SG&A; Louisiana-Pacific EBITDA = OSB Segment Adjusted EBITDA (excludes corporate allocations)



Transaction Funding
Estimated Sources & Uses of Cash ($ in millions)

Sources of Cash		Uses of Cash	
Balance Sheet Cash	$375	Cash Consideration[1]	$445
New Debt	$100	Estimated Transaction Costs	$30
Total Sources of Cash	$475	Total Uses of Cash	$475

[1] Based on C$1.94 cash per share and approximately 241mm Ainsworth shares converted at Sept. 3, 2013 Bank of Canada noon CAD/USD exchange rate of $1.0533.

- LP will finance the cash component of the transaction through a combination of LP and Ainsworth cash on the balance sheet and new borrowings

- LP has obtained a commitment for a senior secured term loan from Goldman Sachs and BMO Capital Markets

- The company currently plans to leave Ainsworth's existing debt outstanding

> **Financing plan designed to preserve balance sheet capacity to pursue future investments and strategic opportunities**



Q&A

BUILD WITH US.®

Appendix: Ainsworth – Four Operating Plants & 700 Employees

Location	Annual Capacity (msf-3/8")	Situation
100 Mile House, BC	440,000	Operating
Grande Prairie, AB	730,000	Operating
High Level, AB	860,000	Ramping up
Barwick, ON	510,000	Operating
Grande Prairie II, AB	600,000[1]	Planning
Total	**3,140,000**	

[1]Estimated C$80 million cost to complete second manufacturing line

Source: Public company filings